Exhibit 99.71

MATERIAL CHANGE REPORT

Regulation 51-102 Respecting Continuous Disclosure Obligations

Form 51-102F3

ITEM	1 - NAME AND ADDRESS OF COMPANY

THERATECHNOLOGIES INC. (the “Corporation”)

2015 Peel Street

11th Floor

Montreal, Québec

Canada H3A 1T8

ITEM 2 - DATE OF MATERIAL CHANGE

September 26, 2019

ITEM 3 - NEWS RELEASE

A news release describing this material change was issued by the Corporation on September 26, 2019 via “GlobeNewswire”. A copy of the news release is available on the SEDAR website at www.sedar.com.

ITEM 4 - SUMMARY OF MATERIAL CHANGE

On September 26, 2019, the Corporation announced that the European Commission (the “EC”) approved Trogarzo® (ibalizumab).

ITEM 5 - FULL DESCRIPTION OF MATERIAL CHANGE

5.1 Full description of material change

On September 26, 2019, the Corporation announced that the EC approved Trogarzo® (ibalizumab).

Trogarzo® is a CD4-directed post-attachment HIV-1 inhibitor. In Europe, Trogarzo®, in combination with other antiretroviral(s), is indicated for the treatment of adults infected with multidrug resistant HIV-1 infection for whom it is otherwise not possible to construct a suppressive antiviral regimen.

Before you receive Trogarzo®, ask your doctor for advice if you are pregnant or plan to become pregnant as it is not known if Trogarzo® may harm your unborn baby. Women who are HIV-positive must not breast feed because HIV infection can be passed on to the baby in breast milk. It is not known if Trogarzo® passes into breast milk.

Talk to your doctor or nurse straight away if you get any of the following serious side effects:

•

Signs of a new infection, changes in your immune system, can happen when you start using HIV medicines. Your immune system might get stronger and begin to fight infections that have been hidden in your body for a long time (this is called ‘immune reconstitution inflammatory syndrome’). Look out for new signs of infection after receiving Trogarzo®; these can be different from person to person depending on the type of infection that was hidden and might include fever, headache, difficulty breathing, stomach ache, coughing and swollen glands (lumps and bumps on your body, neck, armpit or groin).

•	Allergic reaction (hypersensivity).

The most frequently reported adverse reactions of Trogarzo® include: rash, diarrhea, dizziness, headache, nausea, fatigue and vomiting. These are not all the possible side effects of Trogarzo®.

5.2 Disclosure for restructuring transactions

Not applicable.

ITEM 6 - RELIANCE	ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

ITEM 7 - OMITTED	INFORMATION

Not applicable.

ITEM 8 - EXECUTIVE	OFFICER

For further information, contact Jocelyn Lafond, Vice President, Legal Affairs, and Corporate Secretary of the Corporation at (438) 315-6607.

ITEM 9 - DATE OF REPORT

September 26, 2019.